As filed with the Securities and Exchange Commission on November 1, 2022

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

Under

the Securities Act of 1933

JEFFERIES FINANCIAL GROUP INC.

(Exact name of registrant as specified in its charter)

New York	13-2615557
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

520 Madison Avenue

New York, New York 10022

(212) 460-1900

(Address of Principal Executive Offices, including Zip Code)

Jefferies Financial Group Inc. Deferred Compensation Plan,

as amended and restated as of November 1, 2022

(Full title of the plans)

Michael J. Sharp

Executive Vice President and General Counsel

Jefferies Financial Group Inc.

520 Madison Avenue

New York, New York 10022

(212) 460-1900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

EXPLANATORY NOTE

This Registration Statement on Form S-8 (the “Registration Statement”) registers offers and sales of deferred compensation obligations under the Deferred Compensation Plan, as Amended and Restated (the “DCP”), of Jefferies Financial Group Inc. (the “Company” or the “Registrant” or “we” or “us”).

Prior to November 1, 2022, Jefferies Group LLC (“JG”), a subsidiary of the Company, maintained the Deferred Compensation Plan (the “DCP“). Offers and sales of cash-denominated deferred compensation obligations – meaning deferred compensation obligations other than those denominated and settleable in the Company’s Common Shares – were registered on a JG Form S-8, Registration No. 333-107014.

On November 1, 2022, the Company and certain of its subsidiaries completed a series of merger transactions, with the result that JG was merged with and into a subsidiary of the Company that was then merged with and into the Company. Therefore, the Company has assumed all of the obligations of JG under the DCP.

The Company is filing this registration statement to register its offers and sales of cash-denominated deferred compensation obligations under the DCP.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The documents containing the information specified in Part I of this Registration Statement will be sent or given to employees and others participating in each Plan, as specified by Rule 428(b)(1) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). In accordance with the instructions to Part I of Form S-8, such documents will not be filed with the SEC either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 promulgated under the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents, which have been previously filed with the SEC, are hereby incorporated by reference in this Amended Registration Statement:

(a)	The Registrant’s Annual Report on Form 10-K for the fiscal year ended November 30, 2021, filed on January 28, 2022.

(b)

All other reports filed by the Registrant pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than information contained in Current Reports on Form 8-K that is deemed furnished and not filed, since the end of the fiscal year covered by the annual report referred to in (a) above, including the Registrant’s Current Reports on Form 8-K  filed on December  17, 2021, January  10, 2022, April  1, 2022, April  8, 2022, July  19, 2022, August  1, 2022, September  30, 2022, October  7, 2022 and October 21, 2022.

All documents filed by the Registrant with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the effectiveness of this Registration Statement and prior to the filing of a post-effective amendment (other than information contained in documents that are deemed furnished and not filed) which indicate that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents.

The documents incorporated by reference herein contain or will contain forward-looking statements that involve risks and uncertainties. The Registrant’s actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, the risks identified in the respective documents incorporated by reference.

Item 4. Description of Securities.

The Company maintains the DCP, which permits selected employees of the Company and its subsidiaries to defer cash compensation. Cash deferred under the plan is deemed to be notionally invested in a number of hypothetical investment vehicles, including a money market account and share units settleable by delivery of Company shares. Shares to be delivered in connection with such share units are drawn from the Company’s Equity Compensation Plan (or successors to such plan). Accordingly, the DCP is treated as a program implemented under the authority of the Equity Compensation Plan (see Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-8, Reg. No. 333-185318, filed March 26, 2021).

The DCP is administered by the Compensation Committee of the Board of Directors of the Company (the “Committee”).

Under the DCP, deferred compensation is credited to the participant’s account on the last day of the quarter during which the compensation was otherwise payable. A portion of the amount deferred is allocated to an investment subaccount, as a cash-denominated deferral, or to an equity subaccount, in accordance with the election of the participant.

Amounts allocated to the investment subaccount — the deferred compensation obligations registered on this Form S-8 – are treated as if invested, on a notional basis, in a money market fund or, if then permitted by the Committee, other notional investment vehicles selected by the participant from among choices made available by the Committee. The participant’s investment subaccount will be credited or debited with earnings and losses (net of investment management fees and expenses) as if invested for the DCP year (or applicable portion thereof) in the investment vehicle selected by the participant.

The deferral period under the DCP initially extends for five years from the first day of the year of deferral. This deferral period may be extended at the participant’s election (subject to election deadlines set under the DCP and other limitations under the DCP) for additional five-year periods. Distribution may be in the form of a single sum or periodic distributions over a period of five or ten years, as elected by the participant. However, if the amount distributable has a value less than $50,000, the distribution will be in the form of a single sum. The DCP provides for hardship withdrawals in very limited circumstances. All of these terms are subject to limitations that may be imposed by applicable law to ensure that deferral is effective under U.S. federal income tax laws.

Distributions generally are in the form of cash from the investment subaccount. Distributions are subject to tax withholding.

A participant’s rights in his or her DCP account (including subaccounts) and other rights under the DCP are non-transferable, except upon death, and may not be pledged or encumbered.

The Board of Directors or Committee may suspend, terminate, modify or amend the DCP, except such actions that would materially and adversely affect amounts previously credited to a participant’s investment subaccount require the consent of the participant.

The obligations of the Company to participants under the DCP (the “Obligations”) are unsecured general obligations of the Company to pay the benefits in the future in accordance with the terms of the DCP, and will rank pari passu with other unsecured indebtedness of the Company from time to time outstanding (other than indebtedness the terms of which cause it to be ranked senior to the general obligations of the Company). In addition, dividends, loans and advances from certain subsidiaries to the Company are restricted by net capital requirements under the Exchange Act, and under rules of certain exchanges and other regulatory bodies.

The deferred compensation obligations are not convertible into another security of the Company. The obligations do not have the benefit of a negative pledge or any other affirmative or negative covenant on the part of the Company. No trustee has been appointed having the authority to take action with respect to the obligations and each participant is responsible for acting independently with respect to, among other things, the giving of notices, responding to any requests for consents, waivers or amendments pertaining to the obligations, enforcing covenants and taking action upon default.

The terms of deferral and other rights under the DCP vary for participants not resident in the United States of America, in order to conform to local laws and customs and, to the extent permitted, to provide for effective deferral of taxation in such foreign jurisdictions.

The filing of this Registration Statement and the statements herein shall not be deemed an admission that the deferred compensation obligations registered hereby are securities being offered and sold by the Company.

Item 5. Interests of Named Experts and Counsel.

The legality of the securities offered hereby has been passed upon for the Company by Michael J. Sharp, Esq., Executive Vice President and General Counsel of the Company. As of November 1, 2022, Mr. Sharp owned 68,657 of the Company’s Common Shares.

Item 6. Indemnification of Directors and Officers.

The Registrant is a New York corporation. Section 721 of the New York Business Corporation Law (the “Business Corporation Law”) provides that indemnification arrangements can be established for directors and officers, by contract, by-law, charter provision, action of shareholders or board of directors, on terms other than those specifically provided by Article 7 of the Business Corporation Law, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. The Registrant’s Amended and Restated By-Laws provides for the indemnification, to the full extent authorized by law, of any person made or threatened to be made a party in any civil or criminal action or proceeding by reason of the fact that he, his testator or intestate is or was a director or officer of the Registrant. Sections 722 through 725 of the Business Corporation Law provide that a corporation may indemnify, with certain limitations and exceptions, a director or officer as follows: (1) in an action or proceeding (other than one by or in the right of any other corporation of any type or kind) against his reasonable expenses, including attorneys’ fees but excluding certain settlement costs, actually and necessarily incurred by him in connection with the defense thereof, or an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in (or in the case of service for another corporation, not opposed to) the best interests of the corporation; and (2) in an action by or in the right of the corporation to procure a judgment in its favor, against judgments, fines, settlement payments and reasonable expenses, including attorneys’ fees, incurred as a result thereof, or any appeal therein, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in (or, in the case of service for any other corporation, not opposed to) the best interests of the corporation and, in criminal actions and proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful. Such indemnification is a matter of right where the director or officer has been successful on the merits or otherwise, and otherwise may be granted upon corporate authorization or court award as provided in the statute.

Section 726 of the Business Corporation Law provides that a corporation may obtain insurance to indemnify itself and its directors and officers. The Registrant maintains an insurance policy providing both directors and officers liability coverage.

Article Eighth of the Registrant’s Restated Certificate of Incorporation contains a charter provision eliminating or limiting director liability for monetary damages arising from breaches of fiduciary duty, subject only to certain limitations imposed by statute.

The foregoing is only a general summary of certain aspects of New York law and the Company’s By-laws dealing with indemnification of directors and officers.

See also the undertakings set forth in response to Item 9 hereof.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

The Exhibits listed on the accompanying Index to Exhibits are filed as a part hereof, and incorporated by reference into, this Registration Statement. (See Index to Exhibits below).

Item 9. Undertakings.

A. The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that the undertakings set forth in paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Document

4.1	Restated Certificate of Incorporation of Jefferies Financial Group Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-Q filed on August 1, 2018)

4.2	Amended and Restated By-Laws of Jefferies Financial Group (effective September 30, 2021) (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on October 5, 2021)

5.1	Opinion of Michael J. Sharp

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Grant Thornton LLP

23.3	Consent of Michael J. Sharp (contained in exhibit 5.1 hereto)

24.1	Power of Attorney (see signature page)

99.1	Jefferies Financial Group Inc. Deferred Compensation Plan, as Amended and Restated

107	Filing Fee Table

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on November 1, 2022.

JEFFERIES FINANCIAL GROUP INC.

By:	/s/ Matt Larson
Matt Larson
Executive Vice President and Co-Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael J. Sharp, Teresa S. Gendron, Laura Ulbrandt DiPierro and Joanna Jia, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement on Form S-8, and to file the same with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE

/s/ Joseph S. Steinberg Joseph S. Steinberg	Chairman of the Board	November 1, 2022

/s/ Richard B. Handler Richard B. Handler	Chief Executive Officer and Director (Principal Executive Officer)	November 1, 2022

/s/ Brian P. Friedman Brian P. Friedman	President and Director	November 1, 2022

/s/ Matt Larson Matt Larson	Executive Vice President and Co-Chief Financial Officer (Principal Financial Officer)	November 1, 2022

/s/ Mark Cagno Mark Cagno	Vice President, Co-Controller (Principal Accounting Officer)	November 1, 2022

/s/ Linda L. Adamany Linda L. Adamany	Director	November 1, 2022

/s/ Barry J. Alperin Barry J. Alperin	Director	November 1, 2022

/s/ Robert D. Beyer Robert D. Beyer	Director	November 1, 2022

/s/ Matrice Ellis Kirk Matrice Ellis Kirk	Director	November 1, 2022

/s/ MaryAnne Gilmartin MaryAnne Gilmartin	Director	November 1, 2022

/s/ Thomas W. Jones Thomas W. Jones	Director	November 1, 2022

/s/ Jacob M. Katz Jacob M. Katz	Director	November 1, 2022

/s/ Michael T. O’Kane Michael T. O‘Kane	Director	November 1, 2022

/s/ Melissa V. Weiler Melissa V. Weiler	Director	November 1, 2022